Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: September 7, 2016

The following is an analyst email made on behalf of SUSE on September 7, 2016.

Subject Line: Merger Announcement.

Gartner team, <or IDC, Forrester etc>

SUSE’s parent company, Micro Focus (LSE: MCRO.L), announced today the intention to merge with Hewlett Packard Enterprise Software Business Segment, creating one of the industry’s largest pure-play infrastructure software companies with revenues of $4.5 billion. The merger transaction is expected to close in Q3 2017. This move bolsters SUSE’s continued growth trajectory and positions us for even greater success. Learn more here.

Also, as part of the transaction, we announced our intent to enter into a commercial partnership naming SUSE as Hewlett Packard Enterprise’s (HPE) preferred Linux partner. We are also exploring additional collaboration leveraging SUSE’s OpenStack expertise for joint innovation around HPE’s Helion OpenStack and Stackato Platform-as-a-Service solutions. SUSE and HPE will now begin working together to define the specifics of this commercial partnership.  This is a clear and strong endorsement of SUSE’s capabilities as a provider of enterprise-grade, open source solutions as well as our ability to collaborate broadly and deeply across our ecosystem of partners including HPE. This agreement is an expansion of the long-term alliance SUSE and HPE have enjoyed for many years, bringing to market enterprise Linux and, more recently, a joint software-defined storage solution.

SUSE is committed to being the “open” open source company. After the proposed merger we will continue to follow that vision and provide choice and flexibility for our customers and partners in both our technology and business model. As a key strategic business within Micro Focus, this merger will give us the additional benefit of an even larger, more stable and diverse foundation on which to continue the rapid growth and expansion of our SUSE business.

I want to take this opportunity to emphasize three key points:

•
Continuity. The SUSE leadership team, business strategy and goals all remain unchanged and completely focused on continuing to deliver and support the enterprise-grade solutions on which our customers rely to operate their businesses.

•
Commitment. We will continue to be fully focused and committed to our strategy of openness and choice throughout the technology stack allowing for best-of-breed solutions most suited for the enterprise.

•
Investment. We are now even better positioned to continue increasing our investment in high-quality products and new open source innovation, all of which are combined with industry-leading support and services.

I will be reaching out to you individually for an opportunity to do an in-depth Q&A with our executives.  Meanwhile, if you have any questions please do not hesitate to reach out to me.

More about what this merger means to SUSE will be available at our customer/partner/analyst event SUSECON on November 8, 2016 – www.susecon.com.   Let me know if you want to attend.

-Keith

Keith Clarke
Director, Analyst Relations
SUSE
Keith@suse.com
(Mobile)+1 801.362.9831
(Office)+1 801.861.2627
No Offer or Solicitation
 This communication does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities, or any solicitation of any vote or approval. It does not constitute a prospectus or a prospectus “equivalent” document.

Additional Information and Where to Find It
 This communication has been prepared and issued by and is the sole responsibility of Micro Focus International PLC (the “Company”). This communication relates to the Company and its conditional agreement to acquire the software business of Hewlett Packard Enterprise Co. (“HPE”) to be held by Seattle SpinCo, Inc. (“Seattle”), a wholly owned subsidiary of HPE, constituting a reverse takeover for the purposes of the Listing Rules of the UKLA (the “Acquisition” or the “Transaction”).  The Transaction will be submitted to the Company’s shareholders for their consideration and approval. In connection with the Transaction, the Company will file relevant materials with the SEC, including a registration statement on Form F-4 or S-4 containing a prospectus relating to the Company’s American Depositary Shares to be issued in connection with the Transaction, and Seattle will file a registration statement with the SEC.  The Company will mail the prospectus contained in the Form F-4 or S-4 to HPE’s stockholders. This communication is not a substitute for the registration statements or other document(s) that the Company and/or Seattle may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to the Company free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from the Company upon written request to the Company’s investor relations department or HPE’s investor relations department.

Caution Concerning Forward-Looking Statements
 This communication may contain certain statements about the Company, HPE and Seattle that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected effects on the Company, HPE and Seattle of the Transaction, the anticipated timing and benefits of the Transaction, the Company’s and Seattle’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of the Company, HPE or Seattle (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements contained in this communication based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future.  In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; the Company’s and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of the Company or Seattle; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of the Company, Seattle and the resulting combined company; business and management strategies and the expansion and growth of the operations of the Company, Seattle and the resulting combined company; the ability to successfully combine the business of the Company and Seattle and to realise expected operational improvement from the Transaction; the effects of government regulation on the businesses of the Company, Seattle or the combined company; the risk that disruptions from the Transaction will impact the Company’s or Seattle’s business; and the Company’s, Seattle’s or HPE’s plans, objectives, expectations and intentions generally. Forward-looking statements included herein are made as of the date hereof, and none of the Company, Seattle or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Subject to any requirement under applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication.

Except as otherwise explicitly stated, neither the content of the Company’s website nor the HPE website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.